January 14, 2015

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore

Re:	Actua Corporation

Form 10-K for the year ended December 31, 2013

Form 10-Q for the period ended September 30, 2014

File No. 001-16249

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Actua Corporation’s (“Actua’s”) Form 10-K for the year ended December 31, 2013 (the “10-K”) and Form 10-Q for the quarterly period ended September 30, 2014 (the “10-Q”), as communicated to us in your letter of December 22, 2014. For your convenience, each of your comments and questions has been set forth directly above our applicable response.

Form 10-K for the year ended December 31, 2013

Business, page 3

1.	Please tell us what consideration you have given to separately disclosing for each of the businesses in your vertical cloud reporting segment the information called for in paragraphs (c)(1)(i) through (x) of Item 101 of Regulation S-K. Similarly, tell us what consideration you have given to expanding your risk factor disclosure to separately discuss the material risks faced by each of your major subsidiaries.

Response:

When preparing the business overview and risk factor disclosures for our periodic filings with the Commission, we seek to provide investors with as meaningful, accurate and understandable information as possible. Due to the strong correlation of the individual businesses in our vertical cloud reporting segment in terms of business model, products and delivery methods (cloud-based software and services), competitive dynamics (where each of our businesses is among the market leaders in large addressable

United States Securities and Exchange Commission

January 14, 2015

markets), economic characteristics (such as recurring revenues and strong gross margins) and risks (such as data security breaches, system outages and intellectual property disputes), we believe that describing our vertical cloud businesses as a group is often the most effective way to provide investors with a meaningful, accurate, understandable (and not duplicative) description of our business. That said, we include information about our individual cloud businesses to the extent that we believe doing so will enhance an investor’s understanding of our business and its attendant risks. For example, the overview of our business in the 10-K and 10-Q includes brief descriptions of all of our individual vertical cloud businesses (see page 4 of the 10-K and page 3 of the 10-Q), and the risk factors contained in the 10-K and referenced in the 10-Q include the risks that we believe apply primarily to specified businesses, such as Bolt Solutions Inc. (“Bolt”), GovDelivery Holdings, Inc. (“GovDelivery”) and MSDSonline Holdings, Inc. (“MSDSonline”) (see pages 9 and 10 of the 10-K).

We acknowledge the Staff’s comment and will continue to give consideration to disclosing business overview and risk factor information relating to our individual businesses where we believe that doing so will provide investors with the most meaningful, accurate and understandable view of our business and its risks.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 18

2.	Please tell us what consideration you have given to expanding your overview to separately address for the company and each of the businesses in your vertical cloud reporting segment the factors or metrics on which management focuses in evaluating financial condition and operating performance. In addition, tell us what consideration was given to discussing the material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused for both the short and long term. Refer to Section III.A of SEC Release 33-8350. This comment also applies to your Forms 10-Q.

Response:

The management’s discussion and analysis (MD&A) sections of our 10-K and 10-Q contain fairly brief overviews of our business, the characteristics of our individual businesses and our high-level business strategy of driving long-term growth through, among other things, sales and marketing and research and development efforts. Our overview section describes the positive economic features of our businesses, such as strong growth margins and low customer acquisition costs (see page 18 of the 10-K and page 32 of the 10-Q), but does not specifically state the factors and metrics upon which we evaluate each of our individual businesses on an ongoing basis. In addition, while the material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused for both the short and long term, are embedded in the text of our MD&A section (such as in the liquidity discussions on page 26 of the 10-K and page 40 of the 10-Q), we do not provide investors with an initial summary discussion on those matters to provide context.

United States Securities and Exchange Commission

January 14, 2015

We acknowledge the Staff’s comment, as embodied in Section III.A of SEC Release 33-8350, that a more fulsome MD&A overview section would be beneficial to an investor’s understanding of our business and ongoing business performance through the MD&A and will supplement our MD&A overview section in future filings to include a summary of the factors and metrics upon which we evaluate the financial condition and operating performance of each of our vertical cloud businesses, as well as a more meaningful discussion regarding the material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused for both the short and long term. In doing so, we will give consideration to adding information relative to our individual businesses where we believe that doing so will provide investors with a more meaningful, accurate and understandable view of our business. Specifically, we intend to include a discussion of each of the individual businesses in our vertical cloud segment in terms of revenue growth rate, number of customers and operating cash flow status/trends, as well as other noteworthy business-specific measures (such as the size of MSDSonline’s safety data sheet database, the number of citizen subscribers to GovDelivery, the number of insurance carriers on the Bolt platform and the total assets under management for Folio Dynamics Holdings, Inc. (“FolioDynamix”)), as part of future MD&A overview sections.

Results of Operations, page 19

3.	We note that you provided revenue growth and number of new customers by business (e.g., Bolt, GovDelivery, and MSDSonline) as well as the percentage of recurring revenue to total revenue and the annual recurring retention rate in your fourth quarter 2013 earnings call on February 20, 2014. Please tell us what consideration was given to disclosing this information in your MD&A. We refer to you Section III.B.1 of SEC Release No. 33-8350. Please note that similar concerns apply to your Forms 10-Q.

Response:

In connection with our quarterly earnings calls, we have provided information regarding revenue growth and customer acquisitions, as well as the ratio of recurring revenue to total revenue and annual recurring retention rate, at our individual vertical cloud businesses; that information was part of written presentations made publicly available during and following the earnings calls. We provided the information for investors who want to learn more about the nuances of our individual vertical cloud businesses. However, we did not deem those metrics that we provided on the earnings calls to be material to an understanding of our business as a whole and elected not to include those metrics in our quarterly press releases or our periodic reports. Actua management internally focuses on, evaluates its performance against, and is compensated based on aggregate operating metrics (revenue and earnings) with respect to the businesses in its vertical cloud segment. As such, the annual guidance that we offer investors (and against which the investment community judges our performance) relates to the aggregate revenue and earnings performance of our vertical cloud companies. That said, we acknowledge the Staff’s comment that adding additional metrics relative to our business could be helpful to our investors and will include in the MD&A of our future periodic filings additional metrics regarding specific Actua businesses or Actua as a whole to the extent that doing so would promote a better understanding of the company’s financial condition and results of operations. Specifically, we intend to include a discussion

United States Securities and Exchange Commission

January 14, 2015

regarding the performance of our individual businesses in terms of revenue growth rate, number of customers and operating cash flow status/trends, as well as other noteworthy business-specific measures (such as the size of MSDSonline’s safety data sheet database, the number of citizen subscribers to GovDelivery, the number of insurance carriers on the Bolt platform and the total assets under management for FolioDynamix), as part of our overall discussion of Actua’s ongoing business performance and financial condition.

Consolidated Financial Statements

Note 2: Significant Accounting Policies

Revenue Recognition

4.	We note that your Bolt business generates revenue from software licenses, maintenance and support services, professional services fees, insurance commissions, and subscription fees. Please tell us whether these services are offered as part of multiple-element arrangements. If they are offered as part of multiple-element arrangements, please tell us how you allocate revenue to the deliverables in these arrangements and tell us what consideration was given to disclosing this. Refer to any authoritative guidance you relied upon when determining your accounting.

Response:

Bolt enters into some arrangements with multiple deliverables that generally include software licenses (i.e., software as a service (SaaS) licenses), maintenance and support services and professional service fees. We evaluate each deliverable in such an arrangement to determine whether it represents a separate unit of accounting. If the deliverables have stand-alone value upon delivery, as determined in accordance with Accounting Standards Codification (ASC) 605-25-25-5, those deliverables are accounted for separately. In accordance with ASC 605-25-25-6, the SaaS licenses are combined with maintenance and support services and are accounted for as a single unit of accounting because the maintenance and support services don’t have separate value to the customer without the SaaS license; the fees associated with these licenses and services are recognized ratably over the applicable contract term. As part of the assessment of each multi-element arrangement, we perform an analysis on any professional services in the multi-element arrangement to determine whether the professional services included in the arrangement have stand-alone value. To determine whether professional services have stand-alone value, we consider whether our business sells these services separately and/or whether other vendors sell similar services separately, as well as the nature and timing of the services. In instances where professional services do not have stand-alone value, the applicable professional service fees are recognized over the term of the arrangement. Fees relating to professional services, such as consulting services, that are determined to have stand-alone value are recognized as they are completed.

We apply the relative selling price method for multiple-element arrangements at inception and consider what level of evidence is able to be established in accordance with ASC 605-25-30. We consider ASC

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January 14, 2015

605-25-30-2, which determines allocation of the selling price for each deliverable using vendor-specific objective evidence of selling price (if it exists) or using third party evidence (if vendor-specific objective evidence doesn’t exist) to allocate selling price (or as a competitor’s largely interchangeable products or services to a similarly structured customer, in accordance with ASC 605-25-30-6B). Historically, we have concluded that neither vendor-specific objective evidence nor third-party evidence can be established for our multiple-element deliverables, and, as such, we have determined the best estimated selling price in accordance with ASC 605-25-30-6C to allocate revenue to each element in each of our multiple-element arrangements.

We will incorporate the information contained in the above paragraphs into our existing revenue recognition disclosures in future periodic filings.

5.	We note that you provide professional services for Bolt software licenses that require significant customization and that you recognize these revenues ratably over the applicable contract term. Please describe the nature of these services and explain to us how you have concluded that the services should be accounted for separately and recognized ratably over the contract term. Refer to the authoritative guidance you relied upon when determining your accounting.

Response:

Bolt enters into some arrangements with multiple deliverables that generally include SaaS licenses, maintenance and support services and professional service fees. We evaluate each deliverable in an arrangement to determine whether it represents a separate unit of accounting. If the deliverables have stand-alone value upon delivery, as determined in accordance with ASC 605-25-25-5, those deliverables are accounted for separately. Bolt’s professional service fees include fees associated with initiatives and activities to cater to the specific needs of the customer and could include services to implement and integrate those activities for informational reporting and other deliverables. An analysis is performed for each arrangement to determine whether the professional services included in the arrangement have stand-alone value. In making this determination, we consider whether the services are sold separately and/or whether other vendors sell similar services separately, as well as the nature and timing of the services. We have determined that certain professional services that are part of Bolt’s multi-element arrangements have stand-alone value and that delivery is probable and within our control. Therefore, we recognize those services as a separate unit of accounting in accordance with ASC 605-25-25-5; fees associated with those services are recognized as performed. We have also determined instances for other professional services in multi-element arrangements, where it is mostly driven by the service providers need to have a unique understanding of Bolt’s platform, as well as most integration and installation services, do not qualify as a separate unit of accounting and are combined with other applicable deliverables for the purpose of revenue recognition, as directed by ASC 605-25-25-6; fees associated with those arrangements and services are recognized over the contract term, which approximates the customer relationship period.

In future periodic filings, we will incorporate the information contained in the above paragraphs into our existing revenue recognition disclosures related to the nature of the professional services offered by our Bolt business.

United States Securities and Exchange Commission

January 14, 2015

6.	We note that your GovDelivery business recognizes nonrefundable setup fees as services are performed. Please tell us whether the setup fees have standalone value. Refer to ASC 605-25-25-5(a). If they do not have standalone value, please tell us how you determined that recognition of revenue as services are performed is appropriate. Refer to footnote 39 of SAB Topic 13A3.f.

Response:

GovDelivery’s nonrefundable setup fees are typically an insignificant portion of the subscription arrangement and they do not have stand-alone value. In accordance with ASC 605-25-25-5(a), those fees are not sold separately by GovDelivery or another vendor, and the customer cannot resell those services on a stand-alone basis. Nonrefundable setup fees are, therefore, combined with maintenance and hosting fees as a single unit of accounting. All fees associated with GovDelivery’s contractual arrangements are recognized over the service term, which is typically one year.

We acknowledge the Staff’s comment and will revise our disclosures to clarify the revenue recognition elements of GovDelivery’s arrangements in future periodic filings.

7.	We note that deferred revenue consists primarily of payments received in advance of revenue being earned under the relevant customer agreements. Please tell us the billing and cancellation terms for agreements with payments received in advance and your consideration for disclosing this information.

Response:

Deferred revenue consists primarily of payments received in advance of revenue being earned under the relevant customer agreement(s) and is recognized as revenue recognition criteria are met. The majority of our historical deferred revenue value relates to our MSDSonline business; MSDSonline’s contracts are generally billed annually and are non-cancellable. A significant portion of our historical deferred revenue also relates to our GovDelivery business; GovDelivery’s contracts are billed in annual, quarterly or monthly installments and contain cancellation clauses by which the customer (i.e., the relevant government entity) can cancel the contract with 30 days’ written notice. In instances of cancellation, the pro rata balance of the agreement would be refundable. A small amount of our historical deferred revenue value relates to our Bolt business; Bolt’s contracts are billed in annual, quarterly or monthly installments and contain cancellation clauses which typically have significant penalties associated with cancellation. The deferred revenue balance does not represent the total contract value of annual or multi-year non-cancellable subscription agreements. Deferred revenue is generally recognized within one year and is recorded as current deferred revenue. Any amounts that are expected to be recognized after one year are recorded as noncurrent deferred revenue.

We acknowledge the Staff’s comment and in future filings will add enhanced disclosures regarding revenue recognition in the context of the billing and cancellation terms of our customer contracts.

United States Securities and Exchange Commission

January 14, 2015

Note 12: Equity-Based Compensation

SARs and Stock Options Fair Value Assumptions

8.	We note that you calculate the expected term based on an average of the award vesting term and life of the award. Considering the extent of your exercise activity, please clarify for us why you believe that it is appropriate to use this method rather than using historical information. Also, please tell us your consideration for disclosing this information in the notes to consolidated financial statements. Refer to Question 6 of SAB Topic 14.D.2.

Response:

We acknowledge the Staff’s comment. We used the “simplified” approach, as defined in SAB Topic 14.D.2, to calculate the expected life of all stock appreciation rights (SARs) and stock options granted under our equity incentive plan from the inception of the plan in 2005 through the fourth quarter of 2013, when broader, more relevant exercise activity occurred. Prior to this exercise activity, the majority of SAR and stock option exercises related to former Actua employees whose rights to exercise their SARs or stock options were set to expire. In 2013, we issued a de minimis number of SARs and ascribed a 6.25-year expected term to them using the SAB Topic 14.D.2 simplified approach. We believe that had we calculated the expected term based on the historical information garnered from the exercise activity in late 2013, we would have arrived at a similar term and thus a similar value for the SAR awards.

In future periodic filings, we will add the following statement to our disclosures to clarify the method used through December 31, 2013 to determine expected term of SARs and stock options in connection with valuing them:

“We have, due to insufficient historical data, used the simplified method to determine the expected life of all SARs and stock options granted under our equity incentive plan from the inception of the plan in 2005 through December 31, 2013.”

We believe that we now have enough historical data to utilize to calculate an expected term for grants of Actua SARs and stock options made subsequent to December 31, 2013.

Note 15: Net Income (Loss) per Share

9.	We note from your disclosure under the heading “Restricted Stock” in Note 12 that recipients of restricted stock receive all dividends with respect to the shares, whether or not the shares have vested. Please tell us whether you consider the restricted stock to be participating securities that would be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

United States Securities and Exchange Commission

January 14, 2015

Response:

As part of our compensation philosophy to attract, motivate and retain key executives, Actua has issued equity-based compensation awards which have consisted, in part, of grants of restricted stock representing the right to receive shares of Actua’s common stock at the end of a prescribed vesting period or upon the achievement of performance-based or market-based conditions. We consider the restricted stock to constitute “participating securities” that would be included in our computation of earnings per share; however, we have not allocated any earnings (either distributed or undistributed) during the relevant periods to the restricted stock under the two-class method for the reasons set forth below.

The terms of our restricted share agreements provide that (1) any cash dividends paid by Actua in respect of unvested restricted shares would be paid to the holders of outstanding restricted shares at the same time as cash dividends are paid to common stock holders and would not be subject to forfeiture or other restrictions but that (2) any dividends paid by Actua in stock or other property in respect of unvested restricted shares would be and paid to the holders of outstanding restricted shares subject to the same terms and conditions related to vesting, forfeiture and non-transferability as the underlying unvested restricted shares.1 The following provision of the restricted share agreements governs the right to receive dividends:

“Right to Vote and to Receive Dividends. Grantee shall have the right to vote unvested Shares and receive any dividends or other distributions paid on unvested Shares, provided that such Shares have not been forfeited. In the event of a dividend or distribution payable in stock or other property, reclassification, stock split or similar event during the period in which the Shares are unvested, the shares or other property issued or delivered with respect to the unvested Shares shall be subject to the same terms and conditions relating to vesting, forfeiture and non-transferability as the Shares to which they relate.”

We have concluded that Actua’s restricted shares fit the definition of a participating security (as discussed in FASB ASC 260-10-45-61A) because the holders of the shares have the right to receive non-forfeitable cash dividends. Accordingly, the Company calculates earnings per share (EPS) using the two-class method.

Under the two-class method, each class of stock is allocated earnings during the period as if all of the earnings during the period had been distributed. This allocation of earnings takes into account both distributed earnings (i.e., dividends declared during the period) and undistributed earnings. However, as discussed below, the Company determined that no earnings (either distributed or undistributed) during the three-year period ended December 31, 2013 and year-to-date 2014 should be allocated to the restricted stock under the two-class method.

During the three-year period ended December 31, 2013 and year-to-date 2014, there have been no distributed or undistributed earnings. We have never declared a dividend and have no intention of

[1]

In the 10-K and 10-Q, we erroneously state that Actua’s holders of restricted stock “receive all dividends with respect to the [restricted stock], whether or not the shares have vested.” We will correct this error in future filings.

United States Securities and Exchange Commission

January 14, 2015

doing so in the foreseeable future, as stated in both our 10-K and 10-Q (see note 12 and page 40, respectively). Even if there were undistributed earnings during such periods, none of those earnings would have been allocated to the restricted stock. In determining whether any undistributed earnings should be allocated to the restricted stock, we considered the rights of the restricted stock to share in Actua’s earnings as if all of the earnings during the period had been distributed. As previously discussed, the rights of the restricted stock are dependent upon the nature of the dividend or distribution; specifically, restricted stock is entitled to receive cash dividends with no risk of forfeiture (i.e., restricted stock is treated the same as common stock with respect to cash dividends) but stock dividends and other distributions in respect of unvested restricted stock are subject to forfeiture. Therefore, the determination of how much of any undistributed earnings should be allocated to the restricted stock is “arbitrary” (i.e., dependent upon the form of the dividend or distribution, which is at the discretion of Actua’s Board of Directors (the “Board”)). In assessing the appropriate accounting, we looked to the following guidance in ASC 260-10-45-65:

“If the terms of the participating security do not specify objectively determinable, non-discretionary participation rights, then undistributed earnings would not be allocated based on arbitrary assumptions. For example, if an entity could avoid distribution of earnings to a participating security, even if all of the earnings for the year were distributed, then no allocation of that period’s earnings to the participating security would be made.”

Based upon this guidance, since the restricted stock would only participate in the undistributed earnings if those earnings were distributed as a cash dividend, and because the determination of the form of any dividend would be up to the discretion of the Board, we have not allocated any undistributed earnings to the restricted stock. Accordingly, Actua’s EPS for its common stock for the relevant periods was unaffected by the use of the two-class method.

Form 10-Q for the Period Ended September 30, 2014

Consolidated Financial Statements

Note 2: Significant Accounting Policies

Use of Estimates, page 12

10.	In your response to comment number 2 in your letter dated November 6, 2013 you indicated that in future periodic filings you would provide the required statements outlined within Rule 10-01(b)(8) of Regulation S-X. However, we are unable to locate such disclosures. Please advise.

Response:

We acknowledge the Staff’s comment. We inadvertently omitted the required statements outlined within Rule 10-01(b)(8) and will include the following language in future periodic filings:

“Actua’s management believes it has made all adjustments necessary to the results for the interim periods presented. All adjustments are of a normal, recurring nature and include appropriate estimated provisions for bonus arrangements normally determined and settled at year-end.”

United States Securities and Exchange Commission

January 14, 2015

Actua hereby acknowledges that:

•	Actua is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	Actua may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (610) 727-6870.

Sincerely,

/s/ R. Kirk Morgan

R. Kirk Morgan

Chief Financial Officer